As filed with the Securities and Exchange Commission on September 11, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

HERZFELD CREDIT INCOME FUND, INC.

(Name of Subject Company (Issuer))

Herzfeld Credit Income Fund, Inc.

(Name of Filing Person (Issuer))

Common Stock, par value $0.001

(Title of Class of Securities)

42804T205

(CUSIP Number of Securities)

Thomas K. Morgan

Herzfeld Credit Income Fund, Inc.

119 Washington Avenue, Suite 405

Miami Beach, Florida 33139

Telephone: (305) 777-1660

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on
Behalf of the Person(s) Filing Statement)

With a Copy to:

Adam D. Kanter Mayer Brown LLP 1999 K Street NW Washington, DC 20006

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO is filed by Herzfeld Credit Income Fund, Inc. (the “Company”) and relates to a pre-commencement communication by the Company with respect to the Company’s Common Stock, par value $0.001 per share (the “Common Stock”).

On September 11, 2026, the Company issued a press release announcing its intention to commence a tender offer by October 31, 2026 for up to 5% of the Company’s outstanding Common Stock (the “Offer”). The Offer will only be made to current holders of Common Stock (“Shareholders”). Upon commencement of the Offer, the Company will file with the Securities and Exchange Commission (the “SEC”) a Schedule TO containing an offer to purchase, forms of letters of transmittal and related exhibits. These documents will contain important information about the Offer and Stockholders are urged to read them carefully when they become available. Stockholders may obtain free copies of the Tender Offer Statement and other documents (when they become available) filed with the SEC at the SEC’s web site at www.sec.gov. In addition, free copies of the Tender Offer Statement and other documents filed with the SEC may also be obtained after the commencement of the Offer by directing a request to: Equiniti Trust Company, LLC, or by calling (888) 628-1041.

ITEMS 1 THROUGH 11.

Not applicable.

ITEM 12. EXHIBITS.

99.1	Press Release, dated September 11, 2026.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

EXHIBIT INDEX

Exhibit No.	Document

99.1	Press Release, dated September 11, 2026 (Filed herewith).